UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

April 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-14 April 14, 2005

DESCRIPTION:

Queenstake Provides Mine Production, Mill Update, and Near-Mine Exploration Drilling Results from Jerritt Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date April 14, 2005

By                         “Dorian L. Nicol”” (signed)

                                        (Signature)

Dorian L. Nicol, President & CEO

News Release 2005-14

                 April 14, 2005

TSX – QRL; AMEX – QEE  – Queenstake Resources Ltd.

SEC file number 0-24096

Queenstake Provides Mine Production, Mill Update, and Near-Mine Exploration Drilling

Results from Jerritt Canyon

Denver, Colorado – April 14, 2005 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) (the “Company”) updates mine production, mill improvements, and underground drilling activities in its near-mine exploration program at Jerritt Canyon, Nevada.

Queenstake President and Chief Executive Officer Dorian (Dusty) Nicol said: “We are beginning to see the benefits from capital investment made by Queenstake in mill upgrades and underground development.  The increased mill throughput is the result of many creative modifications made by the staff and we are confident that these modifications will help us reduce unit cash costs below 2004 levels.  The mine staff continues underground development of the Steer and Mahala ore bodies and the connection between Steer and SSX, discovering new ore as it progresses. We are proud of our entire staff at Jerritt Canyon, who have exceeded 1.4 million man-hours worked without a lost time accident.”

Mine Operations

Development at the Steer Mine has restarted and is proceeding well.  The 1,800 foot drift connecting Steer with the SSX Mine is in progress from both ends, with completion scheduled for early August 2005.  The connection will provide ventilation and a secondary escapeway for Steer, thus permitting full commercial production.  Once the mines are connected there will be increased efficiencies in production and maintenance.   The drift will also provide drill stations for additional underground exploration.

Development at Mahala is progressing and incidental ore (ore that is encountered during development) is being processed at the mill.  Closely spaced definition drilling has confirmed, and may improve, reserve grades at Mahala.

SSX production in March was 68,537 tons of ore, beating the previous monthly record by 16%.  SSX production provided 63% of the total March gold production from Jerritt Canyon.

Mill Improvements

We are seeing the benefit of process improvements that were made to the milling facility during 2004.  All ore is dried to less than 1% moisture before roasting and therefore a dependable and efficient ore drying system is essential to sustain ore throughput, especially during the winter months when there is high moisture due to snowfall.  To increase throughput and capacity in the drying circuit the ore-dryer burner barrel was coated with a ceramic refractory, an airslide system was installed on the ore dryer bag-house, a high strength conveyor belt was installed on the dryer feed, and a heat duct from the dryer burner box to the dryer feed chute was installed.  The secondary cone crusher was completely replaced with a new unit which has greatly reduced down time in the crushing circuit.  Overall, mill throughput in the first quarter of 2005 has increased 7% over the first quarter of 2004.

Near-Mine Exploration

During the week of April 18, two underground core drills will be added to the one currently on site.  In addition, two contract underground reverse circulation (RC) drills are at Jerritt Canyon, as well as two RC drills owned by the Company.   The ongoing drill programs include exploration at the Smith, Mahala, Steer, and SSX Mines, and infill drilling at Murray Zone 7, Mahala, and Steer Mines.  Results from the SSX program have identified new mineralization in Zone 1 associated with a northeasterly fault; follow-

up drilling is pending. In SSX Zone 5, the drift that will connect SSX to Steer crossed a strongly mineralized dike in the northwest extension of the South Boundary Fault.  Truck samples of the last 22 feet of the drift averaged 0.530 ounces per ton of gold (opt); a drill platform will be set up as the drift progresses so that follow-up drilling can be done in May.  Mineralization along and within the South Boundary Fault has comprised much of SSX production from Zones 2, 3, and 6.

Between February 1 and April 8, a total of 21,940 feet in 221 underground RC holes were completed.   The Table below lists assays greater than 0.250 opt over 10 or more feet at SSX.  Results reported in this news release are from outside the Measured and Indicated Resource envelope at December 31, 2004 as defined in the Company’s 43-101 Technical Report filed on February 23. 2005.  These intercepts thus represent incremental additions to identified gold mineralization.   A complete set of data and maps from which the selected drill results were taken is available as an “Appendix” on the Company’s website, www.queenstake.com.

   SSX Mine

Hole #	Az (degrees)	Dip (degrees)	Total Depth (feet)	From (feet)	To (feet)	Length (feet)	Grade (opt)	Zone	Drill Type
S10036	310	+25	65	5	15	10	0.356	1	RC
and	310	+25	65	30	45	15	0.286	1	RC
S10037	310	+5	60	20	50	30	0.300	1	RC
S10038	310	-15	100	0	30	30	0.386	1	RC
S10039	310	-60	80	5	15	10	0.463	1	RC
and	310	-60	80	80	95	15	0.472	1	RC
S10041	130	-60	80	0	15	15	0.302	1	RC
S10050	130	-70	150	5	45	40	0.553	1	RC
S10060	130	+30	50	0	40	40	0.287	1	RC
S10061	130	0	175	105	130	25	0.256	1	RC
S10070	180	-2	120	0	10	10	0.263	1	RC
and	180	-2	120	30	45	15	0.320	1	RC
S10071	180	-18	95	10	30	20	0.278	1	RC
and	180	-18	95	40	60	20	0.279	1	RC
S10072	180	-60	100	45	55	10	0.254	1	RC
S50008	293	-2	200	105	170	65	0.377	5	RC
S50013	77	-10	200	135	145	10	0.543	5	RC
S50021	257	-30	100	55	65	10	0.298	5	RC
S50024	257	-8	220	165	175	10	0.314	5	RC
S50029	257	-7	200	45	135	90	0.273	5	RC
S50030	257	-15	200	95	120	25	0.329	5	RC
S50032	257	-60	60	25	45	20	0.541	5	RC
Z13039	180	+5	120	45	55	10	0.271	1	RC
Z13040	180	-15	100	85	95	10	0.824	1	RC
Z13041	180	-35	110	85	95	10	0.571	1	RC
Z13042	180	+35	110	100	110	10	0.253	1	RC
Z13044	180	-5	110	25	50	25	0.629	1	RC
Z13050	0	-45	90	35	45	10	0.369	1	RC
Z13051	0	-80	70	25	40	15	0.415	1	RC
Z13070	0	-90	30	0	10	10	0.281	1	RC
Z13071	0	-90	30	10	20	10	0.342	1	RC

Hole #	Az (degrees)	Dip (degrees)	Total Depth (feet)	From (feet)	To (feet)	Length (feet)	Grade (opt)	Zone	Drill Type
Z13072	36	+40	50	0	20	20	0.367	1	RC
Z13074	36	0	150	30	45	15	0.265	1	RC
Z13075	36	+40	75	30	40	10	0.498	1	RC
Z50295	180	-5	200	100	110	10	0.253	5	RC
Z50316	180	-90	125	50	70	20	0.296	5	RC
Z50321	0	-90	75	10	30	20	0.272	5	RC
Z50323	77	0	200	115	125	10	0.281	5	RC
Z50326	77	+30	200	70	80	10	0.348	5	RC
Z50327	77	+12	200	130	140	10	0.263	5	RC
Z50332	77	+30	200	80	100	20	0.368	5	RC
Z50340	77	+10	200	100	120	20	0.325	5	RC
Z50367	150	-45	40	15	25	10	0.426	5	RC
Z50369	0	-90	40	0	10	10	0.592	5	RC
and	0	-90	40	15	30	15	0.561	5	RC
Z50370	150	+45	100	0	5	5	1.183	5	RC
and	150	+45	100	10	15	5	0.278	5	RC
and	150	+45	100	70	100	30	1.046	5	RC
Z50372	0	-90	30	10	20	10	0.327	5	RC
Z50383	0	-90	40	0	40	40	0.272	5	RC
Z50384	150	-75	50	5	30	25	0.287	5	RC
Z50385	0	-90	40	5	40	35	0.301	5	RC
Z50387	0	-90	40	20	30	10	0.256	5	RC
Z50388	0	-90	40	0	10	10	0.527	5	RC
and	0	-90	40	15	25	15	0.476	5	RC

At the Murray Mine, an underground drilling program is underway to further delineate the Zone 7 reserves.  At the end of December 2004, Zone 7 reserves were estimated to be 43,400 tons at a grade of 0.266 opt, containing 11,500 ounces of gold.  The drill program consists of 5,000 feet of RC drilling (26 holes) and 4,200 feet of core drilling (16 holes) and is scheduled to be completed by the end of April.  The drift to Zone 7 is in progress and full production will begin from this zone in June.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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